[redacted]

12014453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri — (212) 651-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

BARRY JACOB KRONEMER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02KR6089598
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 5/01/2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

JANE STREET CAPITAL, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JANE STREET CAPITAL, LLC

CONTENTS
December 31, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Capital, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Jane Street Capital, LLC and Subsidiary (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Capital, LLC and Subsidiary as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 28, 2012

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash	$ 4,356,101
Securities owned, at fair value:	
Equities	2,609,301,509
Options	42,675,862
Corporate bonds	26,829,371
Municipal bonds	14,806,238
Foreign sovereign bonds	24,826,559
Physical commodities	682,370
Due from brokers	649,048,092
Due from affiliates	12,525,751
Fixed assets (net of accumulated depreciation of $25,980,270)	26,894,748
Other assets	2,196,417
Total assets	$ 3,414,143,018
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value:	
Equities	$ 2,621,075,652
Options	38,407,847
Corporate bonds	99,228,389
Municipal bonds	2,548,735
Government bonds	57,429
Foreign sovereign bonds	33,591,327
Due to brokers	6,970,482
Due to Parent	17,156,284
Accrued expenses and other liabilities	10,046,519
Total liabilities	2,829,082,664
Member's equity	585,060,354
Total liabilities and member's equity	$ 3,414,143,018

1. Nature of operations

Jane Street Capital, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Jane Street Holding, LLC (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., Chicago Mercantile Exchange, Inc., NYSE Arca, Inc., NYSE Liffe U.S., LLC, EDGA Exchange, Inc., and EDGX Exchange, Inc. The Company trades for its own account and is a market-maker on NYSE Arca, Inc. JSCC Limited ("JSCC"), the Company's wholly-owned subsidiary, is an unregulated firm incorporated in the Cayman Islands. The operations of JSCC are consolidated in this financial statement and all intercompany transactions and balances have been eliminated in consolidation.

2. Summary of significant accounting policies

Basis of Presentation

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of this consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Generally, equity and physical commodity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2011. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold, not yet purchased, and are readily convertible into the underlying equity security and are traded on the OTC market are valued at the last available public sale price on the exchange of the underlying equity security. Furthermore, listed ADRs and the underlying equity security are valued at the last available ADR price on the exchange.

Domestic options owned and domestic options sold, not yet purchased, are valued using the Options Clearing Corporation prices at December 31, 2011. These prices primarily fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange prices at December 31, 2011.

Debt securities, including corporate bonds, municipal bonds, government bonds, and foreign sovereign debt, are valued using an independent pricing source at December 31, 2011. These prices generally fall within the average parameters of bid and ask prices of broker-dealers who make markets in those securities.

Contracts for differences ("CFDs") are valued based on the underlying financial instruments of the CFDs.

Futures contracts traded on a national securities exchange are valued at the last reported sales price at December 31, 2011.

Forward foreign currency contracts are marked-to-market daily using foreign exchange rates which are derived from observable input rates from a select subset of price contributors for the New York region.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income on securities owned and dividend expense on securities sold, not yet purchased are recorded on the ex-dividend date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Both purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States tax purposes; therefore, no provision has been made in the accompanying consolidated financial statement for United States federal, state or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. The Company has not accrued any amounts related to tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, software and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2011
Leasehold improvements	Life of lease*	$ 19,329,813
Furniture	7	1,215,423
Equipment	5	29,025,826
Software	3	3,303,956
Total fixed assets		52,875,018
Less accumulated depreciation and amortization		25,980,270
Net fixed assets		$ 26,894,748

*See Note 10

New Pronouncements

In May 2011, the Financial Accounting Standards Board issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends ASC Topic 820, "Fair Value Measurements", or ASC 820, by: (1) clarifying that certain concepts related to measuring the fair value apply only to non-financial assets; (2) allowing a reporting entity to measure the fair value of a net asset or net liability position in a manner consistent with how market participants would price the position; (3) providing a framework for selecting a premium or discount that may be applied in a fair value measurement; (4) providing that an instrument classified in a reporting entity's shareholders' equity may be fair valued based on how a market participant would price the identical instrument; and (5) expanding the qualitative and quantitative fair value disclosure requirements. These amendments are effective for fiscal years beginning after December 15, 2011. The amendments of ASU 2011-04 are not expected to have a material impact on the Company's Consolidated Statement of Financial Condition.

In December 2011, the Financial Accounting Standards Board issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities." Under ASU 2011-11, entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures.

3. Fair Value of Financial Instruments

As of December 31, 2011:

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities owned			
Equities			
Basic Materials	$ 200,140,059	$ 13,779,396	$ 213,919,455
Communications	167,188,150	22,140,617	189,328,767
Consumer, Cyclical	75,172,850	7,386,854	82,559,704
Consumer, Non-cyclical	237,349,131	1,912,826	239,261,957
Diversified	298,961	11,181	310,142
Energy	182,404,080	965,678	183,369,758
Financial	116,268,767	68,952,367	185,221,134
Funds	825,946,460	438,346,793	1,264,293,253
Government	355	-	355
Industrial	106,822,030	562,222	107,384,252
Technology	94,456,753	2,616,902	97,073,655
Utilities	44,922,255	1,656,822	46,579,077
Total Equities	2,050,969,851	558,331,658	2,609,301,509
Options			
Communications	-	13,138	13,138
Consumer, Non-cyclical	-	792,471	792,471
Financial	-	28,135	28,135
Funds	-	41,842,118	41,842,118
Total Options	-	42,675,862	42,675,862
Corporate bonds	16,253,186	10,576,185	26,829,371
Municipal bonds	164,941	14,641,297	14,806,238
Foreign sovereign bonds	-	24,826,559	24,826,559
Physical commodities	682,370	-	682,370
Total Securities owned:	$ 2,068,070,348	$ 651,051,561	$ 2,719,121,909

	Level 1	Level 2	Total
Derivative assets			
Futures contracts included in Due to/from brokers:	$ -	$ 6,013,287	$ 6,013,287
Contracts for differences included in Due to brokers:	-	525,748	525,748
Forward contracts included in Due from brokers:	-	1,191,364	1,191,364
Total derivative assets	$ -	$ 7,730,399	$ 7,730,399

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities sold, not yet purchased			
Equities			
Basic Materials	$ 139,779,399	$ 34,865	$ 139,814,264
Communications	168,319,388	3,101,575	171,420,963
Consumer, Cyclical	82,156,374	1,804,717	83,961,091
Consumer, Non-cyclical	205,424,774	573,755	205,998,529
Diversified	40,970	-	40,970
Energy	244,227,915	1,410,578	245,638,493
Financial	208,744,298	1,848,212	210,592,510
Funds	1,281,761,284	25,629,808	1,307,391,092
Government	24,274	-	24,274
Industrial	90,822,988	908,650	91,731,638
Technology	119,019,166	31,858	119,051,024
Utilities	45,410,804	-	45,410,804
Total Equities	2,585,731,634	35,344,018	2,621,075,652
Options			
Consumer, Non-cyclical	-	10,382,681	10,382,681
Financial	-	26,714	26,714
Funds	-	27,998,452	27,998,452
Total Options	-	38,407,847	38,407,847
Corporate bonds	56,319,770	42,908,619	99,228,389
Municipal bonds	-	2,548,735	2,548,735
Government bonds	57,429	-	57,429
Foreign sovereign bonds	-	33,591,327	33,591,327
Total Securities sold, not yet purchased:	$ 2,642,108,833	$ 152,800,546	$ 2,794,909,379

	Level 1	Level 2	Total
Derivative liabilities			
Futures contracts included in Due from brokers:	$ -	$ 5,306,194	$ 5,306,194
Contracts for differences included in Due to/from brokers:	-	514,805	514,805
Forward contracts included in Due from brokers:	-	72,966	72,966
Total derivative liabilities	$ -	$ 5,893,965	$ 5,893,965

4. Due to and from brokers and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by four brokers. At December 31, 2011, the amounts reflected in Due from brokers are primarily from two brokers.

Amounts Due to and from brokers in the Consolidated Statement of Financial Condition include cash, net amounts receivable and payable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments and foreign currency translation. Amounts due to broker have been offset against amounts due from the same broker where the right of offset exists. Amounts due from broker have been offset against amounts due to the same broker where the right of offset exists.

Substantially all securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Consolidated Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

The Parent provides administrative services and pays payroll expenses on behalf of the Company. The approximate total net expense allocated from the Parent for the year ended December 31, 2011 is $76,424,750. This amount is a component of the Due to Parent balance in the Consolidated Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates and has allocated to its affiliates certain costs related to the use of the Company's fixed assets. The approximate total net expense allocated to affiliates for the year ended December 31, 2011 is $20,255,597. This amount is a component of the Due from affiliates balance in the Consolidated Statement of Financial Condition.

Separate from the above, an affiliate provides the Company with sponsored access to the NASDAQ exchanges to facilitate the Company's trading thereon. This affiliate also periodically serves as the Company's agent for purposes of executing over-the-counter transactions in equity securities with unaffiliated, third-party broker-dealers. Fees associated with sponsored access and over-the-counter transactions were $134,634 and $129,370, respectively, for the year ended December 31, 2011. These amounts are netted in the Due from affiliates balance in the Consolidated Statement of Financial Condition.

In addition to the foregoing, the Company, along with its affiliates, periodically executes intercompany securities transactions as a means of effecting position transfers between the entities involved.

Finally, the Company indemnifies and guarantees JSCC against failure to pay in full or perform all or part of the obligations to one of its clearing brokers. Payments that the Company could be required to make under these indemnifications cannot be estimated; however, significant payments under this arrangement

are considered unlikely. Accordingly, there are no payments required and no contingent liabilities recorded in the Consolidated Statement of Financial Condition related to this arrangement at December 31, 2011.

6. Regulatory requirements

As a registered broker-dealer and member of NYSE Arca, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or an amount based on market-maker activity, as defined. At December 31, 2011, the Company had net capital of $264,116,458, which exceeded the requirement of $1,813,521 by $262,302,937.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. Derivative financial instruments

The Company's activities may include the purchase and sale of CFDs, options, futures, forward currency contracts, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Consolidated Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Consolidated Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on securities, currencies and commodities on national and international exchanges and over-the-counter markets. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market

for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. At December 31, 2011, the Company had a maximum payout amount of $220,083,480 related to its written put option contracts expiring between January 21, 2012 and January 19, 2013. The maximum payout would be offset by the subsequent sale of assets obtained via the execution of a payout event. The fair value of such underlying assets as of December 31, 2011 was $217,525,335. These amounts do not include the Company's hedges which are designed to substantially offset this risk. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and cash trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

The fair value of derivative financial instruments as of December 31, 2011 and the volume of these financial instruments for the year ended December 31, 2011 are as follows:

	Derivative Fair Value at December 31, 2011			Volume	
Derivative	Assets	Liabilities	Consolidated Statement of Financial Condition Line Item	Number of Underlying Securities	Number of Contracts
Indices - Options	$ -	$ -		7,401,000	
Indices - Futures	4,181,056	3,591,475	Due to/from brokers		5,896,281
Equities - Options	42,675,862	38,407,847	Securities owned; Securities sold, not yet purchased	344,817,100	
Equities - CFDs	525,748	514,805	Due to/from brokers	1,418,233,989	
Equities - Rights and Warrants	44,343	2,936	Securities owned; Securities sold, not yet purchased		99,470,943
Equities - Futures	250	-	Due to brokers		52,644
Commodities - Options	-	-		531,000	
Commodities - Futures	1,687,414	1,713,853	Due from brokers		804,822
Currencies - Options	-	-		346,875,000	
Currencies - Futures	144,567	866	Due from brokers		379,923
Currencies - Forwards	1,191,364	72,966	Due from brokers		214

9. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk, at a time of large, volatile moves may be greater than that suggested by the positions in the Company's consolidated financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed

income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. Certain of the Company's master agreements governing derivatives (the "ISDA Agreements") contain provisions that specify levels for equity, capital or net assets, among other covenants. Depending on the ISDA Agreement, the failure of the Company to maintain these levels gives the counterparties a right to either terminate and demand payment of the net amount owing on, or increase the collateral amount of, the derivative contracts with respect to the net liability position, if any.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a

greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect a small number of transactions in the over-the-counter or interdealer markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The Company does not have an internal credit function which evaluates the creditworthiness of its counterparties. The ability of the Company to transact business with any one or a number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Company.

The Company may trade high yield bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

10. Commitments

At December 31, 2011, the Company is obligated under a non-cancelable operating lease for office space expiring in May 2017. This lease contains provisions for escalations based on certain costs incurred by the lessor.

At December 31, 2011, the future aggregate minimum rental commitments under the lease are as follows:

Year ending December 31,	
2012	$2,192,758
2013	2,292,893
2014	2,355,910
2015	2,355,910
2016	2,355,910
Thereafter	981,629
Total future commitments	$12,535,010

The Company allocates rent to its affiliates. (See Note 5)